

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 14, 2008

B. Grant Yarber
President and Chief Executive Officer
Capital Bank Corporation
333 Fayetteville Street, Suite 700
Raleigh, NC 27601

> **Re:** **Capital Bank Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 31, 2008**
> **File No. 000-30062**

Dear Mr. Yarber:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

William C-L Friar
Senior Financial Analyst